82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030537

REGISTRANT'S NAME: Anadolu Efes Biracilik ve Malt Sanayii A.S.

*CURRENT ADDRESS: Anadolu Cad No. 3 Esentepe-Kartal
Istanbul / Turkey

**FORMER NAME: Erciyas Biracilik ve Malt Sanayii A.S

**NEW ADDRESS:

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 4144 FISCAL YEAR 12/31/98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EB

DATE : 12/14/02

DOCUMENT 3

Independent Auditors' Report

for the period January 1, 1998 – December 31, 1998

together with

Auditors' Report on the Financial Statements

as of 31 December, 1998

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.
INDEPENDENT AUDITOR'S REPORT
FOR THE PERIOD 01.01.1998 - 31.12.1998

We have examined the accompanying balance sheet of Erciyas Biracılık ve Malt Sanayii Anonim Şirketi at 31 December 1998, the related statement of income for the year then ended and accompanying financial statements. Our examination was made in accordance with generally accepted auditing standards and included such tests of the accounting records and such other auditing procedures as we considered necessary.

In our opinion, the financial statements referred in the first paragraph present fairly the financial position of Erciyas Biracılık ve Malt Sanayii Anonim Şirketi at 31 December 1998 and the results of its operations for the year then ended consistent with the generally accepted accounting principles implemented in the previous year.

İstanbul,12.03.1999

AN AFFILIATED FIRM OF NEXİA INTERNATIONAL
GÜRELİ/AKYÜZ-GÜNEL-DEDE DANIŞMANLIK
SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A,Ş,

Dr. Hakkı Dede
(Partner)

DETAILED BALANCE SHEET (TL MILLION)	12.31.98	12.31.97
CURRENT ASSETS	**17.628.124**	**11.146.247**
Liquid Assets	**3.704.339**	**118.794**
Cash	818	1.588
Banks	3.692.734	117.206
Other Liquid Assets	10.787	0
Cheques Given to the Banks	0	0
Marketable Securities	**3.614.301**	**3.571.529**
Equities	0	0
Private Sector Bonds Notes & Bills	0	0
Public Sector Bonds Notes & Bills	3.614.301	704.269
Other Marketable Securities	0	2.867.260
Prov.For Security Market Value Drop(-)	0	0
Short Term Trade Receivables	**4.386.163**	**4.080.046**
Customers	4.341.744	4.001.094
Notes Receivables	47.600	92.056
Rediscount of Notes Receivable (-)	(3.364)	(15.227)
Deposits & Guarantees	51	52
Other Short Term Trade Receivables	193.782	71.856
Provision for Doubtful Receivables (-)	(193.650)	(69.785)
Other Short Term Receivables	**1.647.014**	**1.652.938**
Receivables From Shareholders	443.090	1.638.000
Receivables From Participations	1.119.616	0
Receivables From Affiliated Companies	0	0
Other Short Term Receivables	84.308	14.938
Provision For Doubtful Receivables (-)	0	0
Inventories	**3.367.145**	**916.778**
Raw Materials & Consumables	696.736	224.892
Work in Process	860.363	224.195
Semi-Finished Goods	0	0
Finished Goods	1.431.557	186.037
Merchandise	0	260
Other Inventories	293.387	90.925
Prov.For Decrease in Value of Inventories(-)	0	0
Order Advances Given	85.102	190.469
Other Current Assets	909.162	806.162
LONG TERM ASSETS	**41.026.643**	**23.710.119**
Long Term Trade Receivables	**2.957.186**	**986.515**
Customers	2.956.267	985.504
Notes Receivables	31	31
Rediscount of Notes Receivable (-)	0	0
Deposits & Guarantees	888	980
Other Long Term Trade Receivables	0	0
Provision for Doubtful Receivables (-)	0	0
Other Long Term Receivables	**4.065.360**	**9.009.000**
Receivables From Shareholders	938.160	6.961.500
Receivables From Participations	3.127.200	2.047.500
Receivables From Affiliated Companies	0	0
Other Long Term Receivables	0	0
Provision For Doubtful Receivables (-)	0	0
Long Term Financial Assets	**23.003.837**	**11.605.013**
Non-marketable Securities	0	0
Prov.For Decrease in Value of Non-Market. Sec. (-)	0	0
Participations	21.986.298	11.359.703
Capital Commit. To Participations (-)	(3)	(384.623)
Prov.For Decrease in Value of Particip. (-)	0	0
Affiliated Companies	5.000	5.000
Capital Comm. To Affiliated Com. (-)	0	0
Prov.For Decrease in Value of Affil. Com.(-)	0	0
Other Long Term Financial Assets	1.012.542	624.933
Tangible Fixed Assets	**10.328.174**	**2.057.894**
Land	166.645	113.153
Land Improvements	447.073	162.834
Buildings	3.286.449	1.416.134
Machinery Plant & Equipment	15.137.978	4.188.100
Vehicles	179.358	105.814
Fixtures & Fittings	1.137.583	649.378
Other Tangible Fixed Assets	0	0
Accumulated Depreciation (-)	(10.038.521)	(4.634.763)
Investment In Process	11.600	57.035
Order Advances Given	9	209
Intangible Fixed Assets	**34.416**	**20.638**
Establishment Costs	0	0
Rights	0	0
Capitalized Expenses of R&D	0	0
Other Intangible Fixed Assets	34.416	20.638
Advances Given	0	0
Accumulated Amortisation (-)	0	0
Other Long Term Assets	**637.670**	**31.059**
TOTAL ASSETS	**58.654.767**	**34.856.366**

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED BALANCE SHEET (TL MILLION)	12.31.98	12.31.97
SHORT TERM LIABILITIES	**18.750.012**	**13.923.698**
Financial Loans	**6.254.400**	**6.244.875**
Bank Loans	6.254.400	6.244.875
Current Install.&Int.of Long Term Loans	0	0
Current Install.&Int.of Long Term Bonds	0	0
Notes & Commercial Bills	0	0
Other Financial Loans	0	0
Trade Payables	**1.889.886**	**683.961**
Creditors	1.601.103	548.617
Notes Payable	37.884	0
Provision for Discount of Notes (-)	(9.606)	0
Deposits & Guarantees	260.505	135.344
Other Trade Payables	0	0
Other Short Term Payables	**9.080.346**	**6.150.216**
Payables to Shareholders	332	441
Payables to Participations	0	0
Payables to Affiliated Companies	0	0
Expenses Payable	88.184	16.855
Taxes Duties & Deductions Payable	679.974	999.950
Deferred Liabilities	0	0
Other Short Term Payables	8.311.856	5.132.970
Provision For Discount of Notes(-)	0	0
Advances Received Against Orders	**86.091**	**200.381**
Provisions	**1.439.289**	**644.265**
Provision for Taxes	347.864	259.175
Provisions for Other Payables & Expenses	1.091.425	385.090
LONG TERM LIABILITIES	**27.071.990**	**11.804.864**
Financial Loans	**22.756.892**	**10.292.952**
Bank Loans	22.756.892	10.292.952
Bonds Issued	0	0
Other Debt Instruments Issued	0	0
Other Financial Loans	0	0
Trade Payables	**12**	**9.698**
Creditors	0	9.686
Notes Payable	0	0
Provision for Discount of Notes (-)	0	0
Deposits & Guarantees	0	0
Other Trade Payables	12	12
Other Long Term Payables	**3.554.484**	**992.865**
Payables to Shareholders	0	0
Payables to Participations	0	0
Payables to Affiliated Companies	0	0
Deferred Liabilities	0	0
Other Long Term Liabilities	3.554.484	992.865
Provision For Discount of Notes (-)	0	0
Order Advances Received	**0**	**0**
Provisions	**760.602**	**509.349**
Provision for Employee Termination Benefits	760.602	415.920
Provision for Other Payables & Expenses	0	93.429
SHAREHOLDERS EQUITY	**12.832.765**	**9.127.804**
Capital	**12.000.000**	**3.000.000**
Capital Commitments (-)	**0**	**0**
Premium on Issue of Shares	**0**	**92.206**
Revaluation Surplus	**1.803.920**	**3.131.950**
Revaluation Surplus of Fixed Assets	1.803.920	1.683.919
Revaluations Surplus of Participations	0	1.448.031
Revaluations Surplus from Stock Exchang	0	0
Reserves	**3.136.119**	**2.121.134**
Legal Reserves	873.299	768.451
Statutory Reserves	0	0
Special Reserves	1.257.083	260.280
Extraordinary Reserves	1.005.460	895.740
Cost Revaluation Fund Of Fixed Assets	277	196.663
Profit from fix.ass./part.sha.sale to be added cap	0	0
Current Year Income	**0**	**782.514**
Current Year Loss (-)	**(4.107.274)**	**0**
Accumulated Losses (-)	**0**	**0**
1st Year's Loss	0	0
2nd Year's Loss	0	0
Accumulated Income	**0**	**0**
TOTAL LIABILITIES	**58.654.767**	**34.856.366**

ERCİYAS BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED INCOME STATEMENT (TL MILLION)	12.31.98	12.31.97
GROSS SALES	**42.926.541**	**20.032.519**
Domestic Sales	29.190.004	16.760.984
Exports	3.745.483	2.908.314
Other Sales	9.991.054	363.221
DEDUCTIONS FROM SALES (-)	**(8.894.551)**	**(3.659.264)**
Sales Returns (-)	(4.117)	(1.899)
Sales Discounts (-)	0	0
Other Deductions (-)	(8.890.434)	(3.657.365)
NET SALES	**34.031.990**	**16.373.255**
COST OF SALES (-)	**(24.146.247)**	**(9.513.366)**
GROSS PROFIT (LOSS)	**9.885.743**	**6.859.889**
OPERATING EXPENSES (-)	**(5.190.702)**	**(1.968.253)**
Research & Development Expenses (-)	0	0
Marketing Selling & Distrib. Exp. (-)	(2.882.580)	(768.991)
General Administrative Expenses (-)	(2.308.122)	(1.199.262)
OPERATING PROFIT (LOSS)	**4.695.041**	**4.891.636**
INCOME & PROFIT FROM OTHER OPERATIONS	**4.043.323**	**2.843.923**
Dividends from Participations	207.228	337.075
Dividends from Affiliated Companies	0	0
Interest & Other Dividend Income	441.828	165.647
Other Operating Income	3.394.267	2.341.201
EXPENSES & LOSSES FROM OTHER OPERATIONS (-)	**(1.574.905)**	**(1.214.111)**
FINANCIAL EXPENSES (-)	**(9.595.483)**	**(5.564.943)**
Short Term Financial Expenses (-)	(9.595.483)	(5.564.943)
Long Term Financial Expenses (-)	0	0
PROFIT BEFORE EXTRAORDINARY ITEMS & TAX	**(2.432.024)**	**956.505**
EXTRAORDINARY INCOME & PROFIT	**275.330**	**165.652**
Reversal of Provisions	0	0
Prior Year Income & Profit	0	0
Other Extraordinary Income & Profit	275.330	165.652
EXTRAORDINARY EXPENSES & LOSSES (-)	**(1.602.716)**	**(70.733)**
Idle Time Expenses & Losses (-)	(1.585.533)	(64.071)
Prior Year Expenses & Losses (-)	0	0
Other Extraordinary Exp. & Losses (-)	(17.183)	(6.662)
PROFIT BEFORE TAX	**(3.759.410)**	**1.051.424**
TAX & OTHER LEGAL LIABILITIES (-)	**(347.864)**	**(268.910)**
NET PROFIT AFTER TAX	**(4.107.274)**	**782.514**

1. ACCOUNTING POLICY

The company maintains its books of accounts in TL and in accordance with Turkish Commercial Code, tax laws and Capital Markets Board requirements. The company prepares financial statements in accordance with generally accepted accounting principles determined by Turkish Capital Markets Board.

2. FOOTNOTES TO BALANCE SHEET

2.01. Core operation of the company

The core operation of the company is production and sale of beer, malt and plastic products.

2.02. Shareholders representing 10% or more of capital

As of December 31, 1998, the ownership structure is as follows:

Name	Amount of Share	Percentage
Yazıcılar Otomotiv San. A.Ş.	357,843	11,93%
Ege Biracılık ve Malt San. A.Ş.	799,200	26,64%
Anadolu Endüstri Holding A.Ş.	615,681	20,52%

2.03. Privileges granted to common Shares

Group B shares (TL 61,000) have the right to elect one board member in general assembly and are fully reimbursed their share in distributable profit.

2.04. Registered capital ceiling

As of December 31, 1998, the registered capital ceiling of the company is TL 15,000,000.

2.05. Capital increases within the year and their sources

As of December 31, 1998, the paid in capital of the company was raised from TL 3.000.000 to TL 12.000.000 from internal sources. However, new shares were registered in commercial books on January 05, 1999. The source of capital increase of TL 9.000.000 is as follows: Revaluation surplus of fixed assets (TL 757.660), revaluation surplus of participations (TL 1.509.066), profits from participation sales (TL 5.279.392), profits from real estate sales (TL 1.092.749), cost increase fund of fixed assets (TL 245.539), premium on issue of shares (TL 92.207), extraordinary reserves (TL 23.387).

2.06. Securities issued other than Shares

During 1998, the company has not issued securities other than shares.

2.07. Bonds retired by the Company

As of December 31, 1998, the company has not retired any bonds.

2.08. Property, Plant and Equipment Movements in current period

a) The total cost of tangible fixed assets purchased, manufactured or built is TL 12.113.671.

b) The total cost of tangible fixed assets sold or written off is TL 531.842.

c) The revaluation increase of fixed assets in the current period can be summarized as follows:

Increase in cost (+)	2.130.681
Increase in accumulated depreciation (-)	(1.016.812)
NET	**1.113.869**

According to Turkish tax codes, if companies revalue tangible fixed assets, 25% of net financial expenses multiplied by revaluation rate / average commercial credit rate is not tax deductible (except for credits taken for manufacturing purposes). Within this context, the company has preferred to deduct all financial expenses and set TL 237.101 depreciation expenses stemming from revaluation as nondeductible.

d) Investment in Process:

Investment in process account balance of TL 11.600 is related to unfinished heat insulation system investment which will be completed in 1999. Total amount of this investment is TL 15.000.

2.09. Investment deductions for the current and following periods

As of December 31, 1998 total amount of investment incentive allowance is TL 1,255.288.

2.10. Receivables from/payable to shareholders, participations and affiliated companies

	Trade receivables	Other receivables	Trade payables	Other payables
Shareholders	53.454	1.381.249	17.092	332
Participations	2.432.428	4.246.816	61.646	0
Affiliated Com.	29.680	0	0	0
Total	**2.515.562**	**5.628.065**	**78.738**	**332**

Other receivables from shareholders and participations amounted to TL 5,628.065 of which TL 4.065.360 is due to the transfer of USD 13 million of USD 50 million loan obtained from international markets through JP Morgan to Güney Biracılık and Efes Pazarlama. TL 1.119.616 is due to the transfer of USD 3.5 million of USD 22.5 million Citibank loan to Anadolu Biracılık. The remainder TL 443.089 is TL loan given to Ege Biracılık.

2.11. Accounting convention for inventories and other balance sheet items, costing system, depreciation methods, changes in those methods and in other accounting policies, as compared to prior periods, their monetary impact and contingency issues which will change the Company's assumptions regarding timeliness and going concern and their reasons.

a)Marketable Securities: Stated at acquisition cost. Interest accrued until the balance sheet date is indicated under marketable securities and is recognised as income for the period. Current year total amount of accrued interest is TL 14.301.-

b)Receivables/Payables and Rediscounts: Stated at historical cost. According to CMB regulations, receivables, payables, cheques, notes receivable, and notes payable with maturities longer than three months are rediscounted with the rediscount factor (80%) at the balance sheet date. Rediscount gains and losses are recognised as income and expense for the period. As of December 31, 1998, the rediscount expense and income amount on notes receivables and payables is respectively TL 3.364 and TL 9.606.

c)Inventories: Stated at acquisition cost and valued according to the weighted average method.

d)Tangible Fixed Assets: According to CMB Regulation, stated at acquisition cost and valued by the revaluation rate (77.8%) which is determined by the Ministry of Finance at year-ends.

e)Depreciation: Buildings are depreciated with respect to their acquisition costs. Other fixed assets are depreciated with respect to their revalued amounts. Depreciation methods are straight-line and accelerated methods.

f)Incentives and Subsidies: Recognised as income after all conditions are expected to be met.(according to CMB degree.)

f)Cost of Finance : Any cost of loans that can be directly matched with acquisition of any asset is added to the cost of that asset. As of December 31, 1998, there is no cost of loans that can be added to the cost of assets.

g)Employee Termination Benefits: In accordance with the existing Turkish laws, the Company is required to make lump-sum payments to employees whose employments are terminated due to retirement or for reasons other than resignation or misconduct. As of December 31, 1998 total provision for employee termination benefits of the Company is TL 760.602.-TL 415.920 of this amount has been expensed in previous years, and TL 344.682 is expensed in the current year.

h)Tax Provisions: Tax provisions are based on balance sheet figures according to tax code at year – end.

i)Accounting Policies: As of December 31, 1998, accounting policies are consistent with the prior year, except for switch from accelerated depreciation method to straight line method at Istanbul plant. The net effect of this change is TL 283.678.

2.12. Subsequent events

After balance sheet date, the ceiling for employee termination benefits is TL 286.

The board of directors has decided to participate in rights issue capital increase of Efes Breweries International and to raise participation rate to 31.092%.

The board of directors has decided to modify article 11, article 20, article 62 and article 72 of articles of incorporation and to annul article 58 in accordance with degrees and bylaws issued by Capital Markets Board and in accordance with Turkish Commercial Code. In this respect, the board of directors also decided to receive permission from CMB and necessary authorities cited by Turkish Commercial Code for these modifications.

2.13. Contingent events

As of December 31, 1998, according to the letter obtained from company lawyers, there are no lawsuits or court cases against the company. The company applied court for the state-enforced collection of export receivables of TL 30.386 and USD 130.400 and it is still in process.

2.14. Changes in the accounting estimates

As of December 31, 1998, there is no change in the accounting estimates.

2.15. Mortgages and collaterals on company assets

As of December 31, 1998, there are no mortgages or collaterals on assets.

2.16. Total insurance coverage on assets

As of December 31, 1998, total insurance on assets amounted to TL 32.073.842.

2.17. Mortgages and collaterals securing receivables

Deposits and collaterals received from customers amount to TL 260.505.

2.18. Commitments not shown in liabilities

Non Balance Sheet Commitments	Total
Letters of Guarantee Issued	63.333
Letters of Guarantee Received	111.970
Warranties Received	31.403.935
Notes of Guarantee Received	330.906
Mortgages Received	108.070
Warranties Issued	5.167
Notes of Guarantee Issued	3.284.471
Other	46
Total	**40.470.169**

As of December 31, 1998, excluding commitments stated above, the company conducted June 25, 1999 dated USD/DM forward transactions of USD 10 million at 1.6560 USD/DM parity and 10 million at 1.6341 USD/DM parity.

In accordance with the loan agreement for financing investments of Company's indirect participation "Knyaz Rurik Efes Brewery ZAO", the company signed article 4.2 of share pledge contract to be entered into between Ege Biracılık, Güney Biracılık and EBRD which orders group holding of 51% of Efes Sınai Yatirim Holding shares as an undertaker of fulfillment of this obligation by them.

2.19. Blocked accounts at banks

As of December 31, 1998, total blocked amount at banks is TL 27.

2.20. Market values of marketable securities and investments which are stated at cost in the accompanying financial statements or the cost value of securities which are stated at market value in the accompanying financial statements

Name	Book value (TL)	Number of Shares	W. Average Share Price	Market value (TL)
Anadolu Bira	352,422	319,422,117	TL 8.277	2.643.887
Alternatifbank	1.012.542	630.608.880	TL 1.357	855.736
Efes Sınai Holding	1.620.002	1.134.001.253	TL 2.833	3.212.626
Total	**2.984.966**			**6.712.249**

2.21. Securities issued by the shareholders, participations and affiliated companies

As of December 31, 1998 the company does not own such securities in its portfolio.

2.22. Breakdown of accounts which constitude 20% of their respective account group total or 5% of balance sheet total and classified as "other"

Other Current Assets:	
Prepaid tax and equivalents	262.516
Prepaid expenses	115.882
Deferred VAT	529.418
Other	1.346
Total	909.162

Other Fixed Assets:	
Other VAT	598.218
VAT to be deducted in the coming years	39.452
Total	637.670

Order Advances Given:	
Advance given for tanks to be exported to Romanian Efes Brewery	79.844
Other advances	5.258
Total	85.102

Order Advances Received:	
Order advances received from Romanian Efes Brewery	86.091
Total	86.091

Long Term Trade Receivables:	
Deferred VAT (for export stipulated sales)	2.956.267
Total	2.956.267

Other Short Term Receivables:	
Other Short Term Receivables	84.308
Receivables from Employees	443.090
Receivables from Shareholders (Anadolu Biracılık and Ege Biracılık)	1.119.616
Total	1.647.014

Other Long Term Receivables:	
JP Morgan Loan Transferred to Shareholders	938.160
JP Morgan Loan Transferred to Participations	3.127.200
Total	4.065.360

Other Short Term Payables:	
Payables due to Participation Acquisition	8.308.318
Other	3.538
Total	8.311.856

Other Long Term Payables:	
Deferred VAT (for export stipulated sales)	3.554.484
Total	3.554.484

Provisions for Other Payables & Expenses:	
Accrual Loan Interest Expense	1.029.711
Provision for Water and Electricity Expenses	52.914
Communication Expenses and others	8.800
Total	1.091.425

2.23. Payables to/Receivables from employees which are included in other receivables and other payable items and exceeding 1% of total assets

As of December 31, 1998, there is no payable to/receivable from employees exceeding 1% of total assets.

2.24. Provision for doubtful receivables from shareholders, participations and affiliated companies

As of December 31, 1998 there is no doubtful receivable from shareholders, participations or affiliated companies.

2.25. Amount of provision for overdue or immature doubtful receivables

As of December 31, 1998, provision for doubtful receivables, which are overdue, amounts to TL 193.650. TL 84.692 of this provision is foreign exchange loss occurred as a result of foreign currency denominated doubtful receivable of USD 270.825. The company has not set provision for immature doubtful receivables.

2.26 Breakdown of participations, which have indirect share capital and management relations with the Company, their names, participation amounts and participation percentages

Name of the investment	Share in Paid-in Capital	%	Book value
Efes Pazarlama A.Ş.	23.626	37.50	2.340.901
Tarbes Tarım Ürünleri A.Ş.	370.748	34.75	409,063
Efes Sınai Yatırım ve Ticaret A.Ş.	1.134.000	9.00	1.620.002
Anadolu Biracılık A.Ş.	319.422	31.58	352.422
Alternatifbank A.Ş.	630.609	7.50	1.012.542
Cypex Co. Ltd.	813	5.42	813
Maksan Manisa Meşrubat Kutulama San. A.Ş.	1.423.713	28.33	4.619.489
Ansan Ankara Gıda Meşrubat ve Meyve Suları San. Ve Tic. A.Ş.	586.867	28.33	2.857.965
Meda Meşrubat Dağıtım Tic. A.Ş.	8.198	28.33	65.784
Mepa Meşrubat Pazarlama Dağıtım Tic. A.Ş.	56.807	28.33	269.830
Romanian Efes Brewery S.A.	381	5.00	381
Efes Technic Consultancy Ltd.	1849	30.00	1.849
Efes Breweries International B.V.	3.361.776	31.09	3.361.776
Özdağ Dağıtım Pazar. İth. İhr. A.Ş.	159.750	21.30	2.324.026
Öz-Pa Paz, ve Tic. A.Ş.	7.721	21.30	100.144
İmbat Meşrubat Sanayi ve Tic. A.Ş.	236.430	21.30	3.661.852
Erciyas Bira. İst. Deri Serbest Bölge	5.000	100.00	5.000
TOTAL			**23.003.839**

Name of Participation	Balance Sheet Date	Profit Before Tax	Profit After Tax	Suitability with Turkish CMB	Audit Status
Efes Paz.	06.30.1998	535.801	535.801	No	Not Audited
Anadolu Bira.	09.30.1998	1.381.265	848.365	Yes	Not Audited
Tarbes	06.30.1998	128.580	126.347	No	Not Audited
Maksan	05.29.1998	-138.191	-138.191	No	Not Audited
Ansan	05.29.1998	143.800	143.800	No	Not Audited
Mepa	05.29.1998	-4.583.476	-4.583.476	No	Not Audited
Meda	05.29.1998	319.921	319.921	No	Not Audited
Imbat	05.29.1998	732.759	732.759	No	Not Audited
Özdağ	05.29.1998	985.249	985.249	No	Not Audited
Ozpa	05.29.1998	271.074	271.074	No	Not Audited
Efes Sınai	09.30.1998	707.469	452.667	Yes	Not Audited
Alternatifbank	09.30.1998	5.579.162	4.257.052	Yes	Not Audited
Cypex	06.30.1998	18.433	18.433	No	Not Audited
Efes Tech. Con	12.31.1997	-	-	No	Not Audited
Efes Brew. Int.	06.30.1998	NLG 436.678	NLG -71.337	No	Not Audited
Rom. Efes Bre.	12.31.1997	LEI -6.714.433.785	LEI -6.714.433.785	No	Not Audited

Erciyas Biracılık İst. Deri is Erciyas Biracılık's tax free zone branch and has been treated as affiliated company in financial statements and loss for the year ended December 31, 1998 is TL 1.575 and it has not been consolidated with Erciyas Biracılık.

As of December 31, 1998, Erciyas Biracılık's indirect participations are as follows:

Anadolu Efes Technic
Coca Cola Kuban Bottlers
Efes Holland Tech. Man Çors.
Efes Karaganda Brewery
Efes Productie
Efes Pivo Bulgaria
Efes Romania Industrie
Knyaz Rurik Zao
Kolos

2.27. New pro rata shares obtained from the participations and subsidiaries

The company obtained pro rata shares amounted to TL 1.033.035 from the capital increases of its participations. The breakdown is as follows:

Efes Sınai Yatırım Holding	972.000
Alternatifbank A.Ş.	61.035
Total	**1.033.035**

2.28. Rights in kind on fixed assets and their values

As of December 31,1998, there are no rights in kind on fixed assets.

2.29. Revaluation amount of fixed assets during last three years

Tangible Fixed Assets	**1996** **72,8%**	**1997** **80,4%**	**1998** **77.8%**
Increase in Fixed Assets (TL)	1.342.852	1.723.976	2.130.681
Increase in Accumulated Dep. (TL)	867.253	841.187	1.016.812
Revaluation Fund (TL)	475.599	882.789	1.113.869

2.30. Receivables, payables and cash in banks denominated in foreign currencies and having no fixed foreign exchange rate guarantee, their foreign currency amounts, and foreign exchange rates used to translate them into Turkish Lira

a) Foreign currency bank accounts as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	3.245.589	312.340	1.013.727
DEM	12.977	187.120	2.428
STL	39	522.160	21
FRF	160	55.703	9
BFR	0.20	9.048	0
Total			**1.016.185**

b) Receivables denominated in foreign currency as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	20.904.648	312.720	6.537.302
DEM	655.401	187.340	122.783
NLG	35.784	166.130	5.945
STL	229.686	522.790	120.078
FRF	814.569	55.843	45.488
Total			**6.831.595**

c) Payables denominated in foreign currency as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	15.150	312.720	4.738
DEM	91.180	187.340	17.082
DKK	39.350	49.214	1.937
Total			**23.756**

d) Short-term foreign currency bank loans as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	20.000.000	312.720	6.254.400
Total			**6.254.400**

e) Long term foreign currency bank loans as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	22.770.825	312.720	7.120.892
Total			**7.120.892**

f) Loans due to participations acquisition as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	26.567.913	312.720	8.308.318
Total			**8.308.318**

g) Other long term loans as of December 31, 1998:

Currency	Amount	Exchange Rate	Amount in TL
USD	50.000.000	312.720	15.636.000
Total			**15.636.000**

2.31. Guarantees, commitments, warranties, advances, endorsements given on behalf of shareholders, participations, and affiliated companies:

The total of warranties, guarantees, and commitments on behalf of shareholders, participations, and affiliated companies is TL 5.165.938 as of December 31, 1998.

2.32. Average number of employees based on their categories

The average number of employees as of December 31, 1998 is 493, of which 338 are blue collar and 155 are white collar.

2.33. Other issues

Other sales (TL 9.991.054) include TL 8.379.818 passive exports. Costs of passive exports (within COGS) totaled TL 8.194.663.

2.34. Possible Obligations

Tax audit is excluded from the scope of this audit.

2.35. Year 2000 Problem

Year 2000 problem has not been encountered in company softwares.

3. FOOTNOTES TO THE INCOME STATEMENT

3.01. Depreciation and amortization expenses of the period

The total of the depreciation and amortization expenses for the period is TL 4.486.307.

3.02. Rediscount and provision expenses of the period

The total of rediscount and provision expenses of the period is TL 1.881.959.

Provision for Employee Termination Benefits	344.682
Provision for Taxes	347.864
Rediscount of Receivables	3.364
Provision for Doubtful Receivables	94.624
Accrued Interest Expenses	1.029.711
Accrued Communication Expenses	8.800
Accrued water expense	21.195
Accrued Electricity Expense	31.719
TOTAL	**1.881.959**

3.03. Financial expenses of the period

Total financial expenses of the period is TL 10.547.069 and the details are as follows:

Charged to cost of production	-
Charged to fixed assets' cost	951.586
Direct expenses	9.595.483
TOTAL	**10.547.069**

3.04. Financial expenses of the period related to the shareholders, participations and affiliated companies

Of total financial expenses (TL 9.595.483), TL 721.207 is interest expense of short-term bank loans; TL 3.041.449 is foreign exchange losses. TL 2.780.743 is foreign exchange losses of financial loans obtained to purchase Coca-Cola shares; TL 573.877 is paid in or accrued financial expenses. TL 1.906.480 of foreign exchange losses and TL 505.087 of accrued financial expenses belong to JP Morgan loan. TL 38.703 foreign exchange losses and TL 7.476 stem from debt taken from Anadolu Endüstri Holding and TL 20.461 is other financial expenses.

3.05. Sales to and purchases from shareholders, participations, and affiliated companies

As of December 31, 1998, details of sales to and purchases from shareholders and participations are as follows:

Name of Shareholder	Purchases	Sales
Ege Biracılık	77.696	105.210
Güney Biracılık	1.058	177.017
Anadolu Endüstri Holding	-	2.849
Total	**78.754**	**285.076**

Name of Participation	Purchases	Sales
Efes Pazarlama	15.283	30.837.701
Tarbes	460.346	1.052
Anadolu Biracilik	2.970.739	-
Maksan	-	71.400
Efes Breweries Int. BV	-	260.602
Romanian Efes Brewery SA	-	784.453
Total	**3.446.368**	**31.955.208**

3.06. Interest, rent and etc. paid to and received from shareholders, participations and affiliated companies

As of December 31, 1998, interest, rent and etc. received from shareholders is TL 80.410.

3.07. Salaries and fringe benefits paid to the chairman and members of board of directors, and to top executives such as general manager, general coordinator, deputy general manager in the current period

Total amount of salaries and other benefits paid to top level executives like board members, CEO and assistant general managers totaled TL 42.431 as of December 31, 1998.

3.08. Depreciation calculation methods and the effects of the changes in these methods

Depreciation is calculated using accelerated and straight line methods.

3.09. Inventory cost calculation methods

Inventory cost calculation method is process cost. Inventory valuation method is weighted average cost.

(Amounts are expressed in millions of TL)

3.10. Physical Stock Count

At December 31, 1998 physical stock count has been performed. However, semi finished goods count could not be performed since semi finished goods would be damaged if the tanks were opened.

3.11. Sales of materials such as product, salvages and scraps exceeding 20% of gross sales.

None of them exceeds 20% of gross sales.

3.12. Sales Incentives and subsidies

As of December 31, 1998, no incentive or subsidy for sales have been obtained by the company.

3.13. Sources and Amount of Extraordinary Income and Losses

Extraordinary Income and Profit	Amount
Profit from fixed asset sales	39.711
Insurance damage compensation	7.284
Profit from real estate sales	99.089
Profit from rights coupons sales	125.603
Other	3.643
Total	**275.330**

Extraordinary Expense and Losses	Amount
Idle capacity losses	1.585.532
Other	17.184
Total	**1.602.716**

Income & Profit from Other Operations	Amount
Gov. bond & treasury bill interest revenue	441.828
Income from repo transactions	1.552.177
Dividend revenue	207.228
Rediscount interest revenue	24.832
Foreign exchange gains	1.374.249
Cons. and system automation service rev.	352.676
Rent income	67.448
Other	22.885
Total	**4.043.323**

Expense & Losses from Other Operations	Amount
Foreign exchange losses	286.096
Rediscount of notes receivable	3.364
Provision for retirement pay	344.682
Cons. and system automation service exp.	519.049
Provision for doubtful receivables	94.623
Commission expense	236.164
Other	90.927
Total	**1.574.905**

3.14. Earnings per share

The company does not foresee dividend distribution as of December 31, 1998.

3.15. Changes in total goods and services produced as of December 31, 1998

	12.31.1997	12.31.1998	Change (%)
Beer (Lt.)	208.391.726	214.858.510	3.10
Plastic (Ton)	931	1.237	32.87

3.16. Changes in total goods and services sold as of December 31, 1998

	12.31.1997	12.31.1998	Change (%)
Beer (Lt.)	234.491.724	210.174.588	-10.37
Plastic (Ton)	595	519	-12.77

ERCİYAS BİRACILIK VE MALT SANAYİ A.Ş.
COMPARATIVE CASH FLOW STATEMENT
(MILLION TL.)

	Current Period 31.12.1998			Previous Period 31.12.1997		
A-CASH AT THE BEGINNING OF THE PERIOD			118.794			667.951
B-CASH INFLOWS DURING THE PERIOD			61.885.250			33.924.972
1.Cash Inflows From Sales		33.725.873			14.334.379	
a) Net Sales Revenues	34.031.990			16.373.255		
b) Decreases in Trade Receivables	0			0		
c) Increases in Trade Receivables (-)	(306.117)			(2.038.876)		
2.Cash Inflows From Other Income and Profits		4.043.323			2.712.867	
3.Cash Inflows From Extraordinary Income and Profits		275.330			165.652	
4.Cash Inflows From Increase in Short Term Liabilities (Not Related with Purchases)		2.440.275			8.473.855	
a) Issued Bonds & Securities	0			0		
b) Other Increases	2.440.275			8.473.855		
5.Cash Inflows From Increase in Long Term Liabilities (Not Related with Purchases)		15.015.873			8.043.503	
6.Cash Inflows from Capital Increase		6.372.141			0	
7.Other Cash Inflows		12.435			194.716	
C-CASH OUTFLOWS DURING THE PERIOD			58.172.476			34.474.129
1.Cash Outflows Due to Costs		19.577.254			8.863.745	
a) Cost of Sales	24.146.247			9.513.366		
b) Increase in Inventories	2.450.367			221.211		
c) Decrease in Inventories (-)	0			0		
d) Decrease in Payables (from the purchases)	0			0		
e) Increase in Payables (from the purchases)	(1.205.925)			(246.154)		
f) Expenses not requiring cash outflows such as Depreciation and Provisions (-)	(5.813.435)			(624.678)		
2.Cash Outflows Due to Operating Expenses		5.190.702			1.927.661	
a) Research&Development Expenses						
b) Marketing, Selling and Distribution Expenses	2.882.580			768.991		
c) General Administration Expenses	2.308.122			1.199.262		
d) Expenses not requiring cash outflows such as Depreciation and Provisions (-)	0			(40.592)		
3.Cash Outflows Due to Other Expenses and Losses		1.574.905			1.007.012	
a) Expenses and Losses Due to Other Operations	1.574.905			1.214.111		
b) Expenses not requiring cash outflows such as Depreciation and Provisions (-)	0			(207.099)		
4.Cash Outflows Due to Financial Expenses		9.595.483			5.209.129	
5.Cash Outflows Due to Extraordinary Expenses and Losses		1.602.716			70.733	
a) Extraordinary Expenses and Losses	1.602.716			70.733		
b) Expenses not requiring cash outflows such as Depreciation and Provisions (-)	0			0		
6.Cash Outflows Due to Investments in Fixed Asset		19.605.973			12.004.967	
7.Cash Outflows Due to Principal Payment of Short Term Liabilities (Not Related with Purchases)		0			0	
a) Principal Payment for Bonds&Securities	0			0		
b) Other Payments	0			0		
8.Cash Outflows Due to Principal Payment for Long Term Liabilities (Not Related with Purchases)		0			0	
a) Principal Payment for Bonds&Securities	0			0		
b) Other Payments	0			0		
9.Taxes & Similar Charges Paid		259.175			1.432.477	
10.Dividends Paid		620.496			1.563.397	
11.Other Cash Outflows		145.772			2.395.008	
D-CURRENT CASH AT PERIOD'S END			3.831.568			118.794
E-CASH INCREASE OR DECREASE			3.712.774			(549.157)

ERCİYAS BİRACILIK VE MALT SANAYİ A.Ş.
COMPARATIVE FUND FLOW STATEMENT
(MILLION TL.)

	Current Period 31.12.1998			Previous Period 31.12.1997		
A - SOURCES OF FUNDS			25.316.055			19.177.512
1- Sources from Operations		0			2.053.632	
a- Operating Profit	0			956.505		
b- Depreciation (+)	0			595.402		
c- Expenses not Requiring Outflow of Fund	0			632.781		
d- Income not Providing Inflow of Fund (-)				(131.056)		
2- Sources from Extraordinary Incomes & Profits		275.330			165.652	
a- Extraordinary Profits & Incomes	275.330			165.652		
b- Expenses not Requiring Outflow of Fund	0			0		
c- Income not Providing Inflows of Fund (-)	0			0		
3- Decrease in Current Assets						
4- Decrease in Fixed Assets		0			0	
5- Increase in Short Term Liabilities		3.646.200			8.720.009	
6- Increase in Long Term Liabilities		15.015.873			8.043.503	
7- Increase in Capital (In-Cash)		6.372.141			0	
8- Premiums on Stocks Issued		0			0	
9-Refunds from Apprentice Training Fund Deductions		6.511			4.378	
10- Other Increase in Shareholders' Equity		0			190.338	
B - USES OF FUNDS			25.316.055			19.177.512
1- Uses of Sources due to Operating Loss		(3.381.411)			0	
a- Operating loss	2.432.024			0		
b- Depreciation (+)	(4.486.307)			0		
c- Expenses not Requiring Outflow of Funds (+)	(1.563.336)			0		
d- Income not Providing Inflow of Funds (-)	236.208			0		
2- Uses of Sources Due to Extraordinary Loss		1.602.716			70.733	
a- Extraordinary Loss (net)	1.602.716			70.733		
b- Expenses not Requiring Outflow of Funds (+)	0			0		
c- Income not Providing Inflow of Funds (-)	0			0		
3- Taxes & Similar Charges Paid		259.175			1.432.477	
4- Dividends Paid		620.496			1.563.397	
5- Increase in Current Assets		6.609.106			4.105.938	
6- Increase in Fixed Assets (except revaluation)		19.605.973			12.004.967	
7- Decrease in Short Term Liabilities		0			0	
8- Decrease in Long Term Liabilities		0			0	
9- Decrease in Capital		0			0	
CHANGE IN NET WORKING CAPITAL						
1- Increase in Net Working Capital			1.655.563			0
2- Decrease in Net Working Capital			0			3.750.622

BASIC RATIOS	CURRENT PERİOD	PREVIOUS PERIOD
1- Financial Structure Ratios (%)		
Total External Resources / Shareholders Equity	357	282
Short Term External Resources / Shareholders Equity	146	152
2- Profitability Ratios (%)		
Net Profit / Net Sales	(12)	5
Net Profit / Shareholders Equity	(32)	8
3- Liquidity Ratios		
Current Ratio	94	80
Acid-Test Ratio	76	73